JA Solar Holdings Co., Ltd.

Jinglong Group Industrial Park

Jinglong Street

Ningjin, Hebei Province 055550

The People’s Republic of China

February 2, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Attention:	Mr. Donald Hunt, Esq.
Mr. Perry Hindin, Esq.

Re:	JA Solar Holdings Co., Ltd.
Registration Statement on Form F-1 (File No. 333-140002)
Registration Statement on Form F-6 (File No. 333-140009)

Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”) and the provisions of Section 12(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), JA Solar Holdings Co., Ltd., a company organized under the laws of the Cayman Islands (the “Company”), hereby respectfully requests that, in connection with the registration under the Securities Act and the Exchange Act of ordinary shares (represented by American Depositary Shares) the effective date of the above-referenced registration statements be accelerated so as to permit them to become effective at 4:00 p.m. EST on February 6, 2007 or as soon thereafter as possible.

The Company acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the above-referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the registration statements; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of the effectiveness of the registration statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A letter from Piper Jaffray & Co. and CIBC World Markets, joining in this request for acceleration as principal underwriters, is being forwarded to you herewith.

Very truly yours,

/s/ Huaijin Yang

Huaijin Yang

Title: Chief Executive Officer

CC:	Gregory Miao, Esq.
Skadden, Arps, Slate, Meagher & Flom